SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                          Million Dollar Saloon, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   601065105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Richard B. Goodner
                           901 Main Street, Suite 6000
                               Dallas, Texas 75202
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                January 18, 2000
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

Check the following box if a fee is being paid with the statement o. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.601065105                    13D                                 Page 2


--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Linda Weaver
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  [ ]
                                                                   (b)  [x]

--------------------------------------------------------------------------------
3          SEC USE ONLY


--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           PF
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(a)                                           [ ]

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
     NUMBER OF        7        SOLE VOTING POWER
       SHARES
    BENEFICIALLY               0
      OWNED BY       -----------------------------------------------------------
        EACH
     REPORTING        8        SHARED VOTING POWER
       PERSON
        WITH                   0
                     -----------------------------------------------------------
                      9        SOLE DISPOSITIVE POWER

                               0
                     -----------------------------------------------------------
                      10       SHARED DISPOSITIVE POWER

                               0
--------------------------------------------------------------------------------

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                      [ ]

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.601065105                    13D                                 Page 3




--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Steven Wheeler
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  [ ]
                                                                   (b)  [x]

--------------------------------------------------------------------------------
3          SEC USE ONLY


--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           PF
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(a)                                           [ ]

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
     NUMBER OF        7        SOLE VOTING POWER
       SHARES
    BENEFICIALLY               0
      OWNED BY       -----------------------------------------------------------
        EACH
     REPORTING        8        SHARED VOTING POWER
       PERSON
        WITH                   0
                     -----------------------------------------------------------
                      9        SOLE DISPOSITIVE POWER

                               0
                     -----------------------------------------------------------
                      10       SHARED DISPOSITIVE POWER

                               0
--------------------------------------------------------------------------------

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                      [ ]

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.601065105                   13D                                  Page 4


--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           W-W Investments, L.L.P.
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  [ ]
                                                                   (b)  [x]

--------------------------------------------------------------------------------
3          SEC USE ONLY


--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           AF
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(a)                                           [ ]

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
     NUMBER OF        7        SOLE VOTING POWER
       SHARES
    BENEFICIALLY               0
      OWNED BY       -----------------------------------------------------------
        EACH
     REPORTING        8        SHARED VOTING POWER
       PERSON
        WITH                   0
                     -----------------------------------------------------------
                      9        SOLE DISPOSITIVE POWER

                               0
                     -----------------------------------------------------------
                      10       SHARED DISPOSITIVE POWER

                               0
--------------------------------------------------------------------------------

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                      [ ]

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           PN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.601065105                    13D                                 Page 5


         The summary descriptions contained in this report of certain agreements and documents are qualified in their entirety by reference to the complete texts of those agreements and documents filed as Exhibits to this Statement and incorporated herein by reference.

Item 1.  Security and Issuer.
         -------------------

         The title and class of equity securities to which this Statement relates is the common stock, $0.001 par value per share, (the "Common Stock") of Million Dollar Saloon, Inc., a Nevada corporation ("Million Dollar").

         The address of the principal executive offices of Million Dollar is 6848 Greenville Avenue, Dallas, Texas 75231.


Item 2.  Identity and Background.
         -----------------------

         The name, residence or business address and principal occupation of each of the Reporting Persons is set forth below. None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the past five years. In the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction which resulted in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. All of the natural persons who are Reporting Persons are citizens of the United States. W-W Investments, L. L. P. is a Texas limited liability partnership.


CUSIP NO.601065105                  13D                                   Page 6


---------------------------------------------------------------------------------------------------------
Reporting Person                    Principal Address                      Principal Occupation/Business
---------------------------------------------------------------------------------------------------------
Linda Weaver                        12805 Williams Court                   Investor
                                    Oklahoma City, OK  73142
---------------------------------------------------------------------------------------------------------
Steven Wheeler                      P. O. Box 167853                       Investor
                                    Irving, Texas 75016
---------------------------------------------------------------------------------------------------------
W-W Investments, L.L.P.             P. O. Box 167853                       Investments
                                    Irving, Texas 75016
---------------------------------------------------------------------------------------------------------

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         See Item 4 below.

Item 4.  Purpose of Transaction.
         ----------------------

         On January 18, 2000, Nick Mehmeti ("Mehmeti") and Duncan Burch ("Burch") acquired in a private transaction 3,351,574 shares of the common stock of Million Dollar Saloon, Inc. (the "Company") from W-W Investments, LLP, a Texas registered limited liability partnership ("W-W"), Linda Weaver ("Weaver"), Steven Wheeler ("Wheeler"), Diamond Production, L.L.C., an Oklahoma registered limited liability company ("Diamond LLC"), and Diamond Production of Oklahoma, L.P., an Oklahoma limited partnership ("Diamond LP"), for $3,854,310.10 ($1.15 per share). The 3,351,574 shares of the Company's common stock acquired by Mehmeti and Burch represents approximately 58.5% of the outstanding 5,731,778 shares of the Company's common stock. Mehmeti and Burch will each hold 1,675,787 of these shares. In addition to the purchase of these shares, Weaver assigned to Mehmeti and Burch, collectively, an option she held from the Company to purchase an additional 400,000 shares of common stock for $440,000 or $1.10 per share which expires October 18, 2004.

         As part of the transaction, the number of members on the board of directors of the Company was increased to three. Mike Garrett then resigned as a director and Mehmeti and Burch were elected to fill the vacancy created by the resignation of Michael Garrett and the newly created third directorship.

         As a result of the acquisition of the 3,351,574 shares of the Company's common stock, Mehmeti now beneficially owns directly and indirectly 2,019,787 shares or approximately 35.2% of the Company's issued and outstanding shares of common stock. Mehmeti had previously acquired 344,000 shares of Company common stock. Burch now beneficially owns directly and indirectly 1,675,787 shares or approximately 29.2% of the Company's issued and outstanding shares of common stock. Collectively, Mehmeti and Burch now beneficially own directly and indirectly 3,695,574 shares or approximately 64.5% of the Company's issued and outstanding shares of common stock.

         The purchase price of $3,854,310.10 was paid to W-W, Weaver, Wheeler, Diamond LLC and Diamond LP pro-rata based on each entity's respective interest

CUSIP NO.601065105                    13D                                 Page 7


in the shares sold as follows. Weaver, Wheeler, Diamond LLC and Diamond LP received a cash payment of $1,228,517.40. W-W received a cash payment of $1,787,899.20 and the remaining $837,893.50 of the purchase price due to W-W was financed by W-W. Such financing was evidenced by a promissory note executed by Mehmeti and Burch collectively. The note shall be repaid over a five year term in sixty equal monthly installments of principal and interest with the unpaid balance bearing interest at a rate of 7 1/2% per annum. The note is secured by a stock pledge agreement whereby Mehmeti and Burch have pledged 1,000,000 shares of the Company's common stock as collateral for the repayment of the note. The cash payments described herein were made out of Mehmeti's and Burch's personal funds.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         The contents of the cover pages of this Statement are incorporated by reference into this Item 5 for each Reporting Person. Other than as identified herein, there have been no transactions in Million Dollar Common Stock during the 60 days prior to January 18, 2000 (the date of event which requires filing this Statement) by Linda Weaver, Steven Wheeler or W-W Investments.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
         -----------------------------------------------------------------------

         Except as set forth herein, to the knowledge of the Reporting Persons there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any Reporting Persons and any other person with respect to any securities of Million Dollar.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

         None.

CUSIP No. 58449S-10-5                 13D

                                    Agreement
                         Joint Filing of Schedule 13D/A

The undersigned hereby agree to jointly prepare and file a Schedule 13D/A and any future amendments thereto reporting each of the undersigned's ownership of securities of Million Dollar Saloon, Inc. and hereby affirm that such Schedule 13D/A is being filed on behalf of each of the undersigned. Each party will only be responsible for the accuracy of the information pertaining to that party and will be responsible for that party's filing fees.

Date: January 24, 2000                           /s/ Linda Weaver
                                                     ---------------------------
                                                     Linda Weaver

                                                 /s/ Steven Wheeler
                                                     ---------------------------
                                                     Steven Wheeler

                                                     W-W INVESTMENTS, L.L.P.

                                                     By:  /s/ Steven Wheeler
                                                          ----------------------

CUSIP No. 58449S-10-5                 13D



                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date: January 24, 2000                           /s/ Linda Weaver
                                                 -------------------------------
                                                     Linda Weaver

                                                 /s/ Steven Wheeler
                                                 -------------------------------
                                                     Steven Wheeler

                                                     W-W INVESTMENTS, L.L.P.

                                                     By:  /s/ Steven Wheeler
                                                          ----------------------